BAB, Inc.

500 Lake Cook Road

Deerfield, IL 60015

(847) 948-7520

July 22, 2015

United States Securities and Exchange Commission

Anuja A. Majmudar, Attorney-Advisor

Division of Corporate Finance

Washington, D.C. 20549

Re:      File No. 000-31555

Dear Ms. Majmudar:

This letter is in response to your comment letter dated June 24, 2015. We have responded to each of the questions/statements in you comment letter. The responses are in bold.

Form 10-K for the Fiscal Year Ended November 30, 2014:

Comment #1

On January 1, 2015 BAB, Inc. registered and was accepted by OTCQB. The cover page and Part II (page 9) have been changed to reflect that marketplace.

It now reads “OTCQB”.

Comment #2

Franchising, page 5: We will include the following:

The Company requires payment of an initial franchise fee per store, plus an ongoing 5% royalty on net sales. Additionally, BAB, MFM and SD franchisees are members of a marketing fund requiring an ongoing 3% contribution for general system-wide marketing. The Company currently requires a franchise fee of $25,000 on a franchisee's first full production BAB or MFM store. The fee for subsequent production stores for BAB and MFM is $20,000. The Company requires a $20,000 franchise fee for the first SD franchise and $12,500 for each additional location. Beginning in 2014, the SD concept is available at no additional charge as an added brand to a BAB or MFM location.

Comment #3

Liquidity and Capital Resources, page 12:

The Company has no financial covenants on its outstanding debt. The Company’s outstanding debt consists of a note payable in the amount of $65,000 at November 30, 2014. On September 6, 2002, the Company signed a note payable requiring annual installments of $35,000, including interest at a rate of 4.75% per annum, for a term of 15 years, in the original amount of $386,000. The Company purchased and retired 1,380,040 shares of BAB common stock from a former stockholder. A payment of $35,000 is due October 1, 2015 and a final payment of $35,000 on October 1, 2016.

Comment #4

Page 33, Information required by 401, 407(a) and 407(d)(4).

The following information that was included in pages 4, 5 and 6 of our Proxy Form 14A filed with the SEC on May 6, 2015 will be incorporated into 10-K/A:

Identification of Directors

The following two directors are independent directors:

Steven G. Feldman became a director of the Company in May 2003. Mr. Feldman brings almost 25 years of experience in business, sales and marketing as the CEO of Techcare, LLC (1987-2011), a managed services firm in Deerfield, IL that was purchased in 2011 by All Covered, a Division of Konica Minolta Solutions, USA, Inc.   Since 2011, when Mr. Feldman sold his business, he has been working with and investing in entrepreneurial opportunities.  In 2014 Mr. Feldman was on the Governing Board of Rainbow for All Children, a non-profit charitable organization. Mr. Feldman earned his degree in accounting and his CPA at the University of Illinois at Champaign-Urbana.

James A. Lentz became a director of the Company in May 2004. From 1971 until 2008, Mr. Lentz was a business professor for Moraine Valley Community College (MVCC). During his tenure at MVCC, Mr. Lentz taught a variety of business related classes, including accounting, finance and marketing. In addition, Mr. Lentz has 10 years of experience in the food industry, including holding the position of Director of Franchise Training for BAB Systems, Inc. from 1992 through 1996. Mr. Lentz received both his undergraduate degree and a Masters in Business Administration from Northern Illinois University.

Executive Officers and Directors

Michael W. Evans has served as Chief Executive Officer and Director of the Company since January 1993 and is responsible for all aspects of franchise development and marketing, as well as all corporate franchise sales performance and operations programs. In February 1996, he was appointed President. Mr. Evans has over 28 years of experience in the food service industry.

Michael K. Murtaugh joined the Company as a Director in January 1993 and was appointed Vice President and General Counsel in January 1994. Mr. Murtaugh is responsible for dealing directly with state franchise regulatory officials, for the negotiation and enforcement of franchise and area development agreements and for negotiations of acquisition and other business arrangements. Before joining the Company, Mr. Murtaugh was a partner with the law firm of Baker & McKenzie, where he practiced law from 1971 to 1993. He also currently serves as Vice President and Secretary of American Sports Enterprises, Inc., which owns a controlling interest in the Kane County Cougars, a minor league baseball team.

Executive Officer

Geraldine Conn joined the Company as Controller in 2001. In 2014 she became the Chief Financial Officer and Treasurer upon the resignation of the prior Chief Financial Officer. She is responsible for accounting, financial reporting, risk management and human resource administration. Ms. Conn has over 25 years of accounting and finance experience in a management role. Ms. Conn received her CPA in 1986 and a Masters in Business Administration in 1990 from DePaul University.

Directors and Executive Officers

The following tables set forth certain information with respect to each of the Directors and Executive Officers of the Company and certain key management personnel.

Directors and Executive Officers	Age	Position Held with Company

Michael W. Evans	58	Chief Executive Officer, President and Director
Michael K. Murtaugh	70	Vice President, General Counsel, Secretary and Director
Geraldine Conn	64	Chief Financial Officer and Treasurer
Steven G. Feldman	58	Director
James A. Lentz	67	Director

AUDIT COMMITTEE

The Audit Committee consists of two members, who are both independent directors and both have been deemed to be financial experts as defined in Regulation S-K, Item 407.  The function of the Audit Committee is to interact with the independent registered public accounting firm of the Company and to recommend to the Board of Directors the appointment of the independent registered public accounting firm.

The current Audit Committee consists of Steven G. Feldman and James A. Lentz. The two independent directors comply with the definition of "independent directors" as required by current law and regulations. The Audit Committee has adopted a written Audit Charter. See Appendix I in the Proxy, Form14A filed on April 8, 2014 for the Charter in its entirety.

Comment #5

Exhibits, page 38

Include all material contracts in Exhibits. Addition of Exhibits 4.1, 10.1 and 10.2

INDEX NUMBER	DESCRIPTION
3.1	Articles of Incorporation (See Form 10-KSB for year ended November 30, 2006)
3.2	Bylaws of the Company (See Form 10-KSB for year ended November 30, 2006)
4.1	Preferred Shares Rights Agreement (See Form 8-K filed May 6, 2013)
10.1	Long-Term Incentive and Stock Option Plan (See Form Def 14A Filed April 23, 2001)
10.2	Long-Term Debt (See Form 8-K filed July 8, 2002)
21.1	List of Subsidiaries of the Company
31.1, 31.2	Section 302 of the Sarbanes-Oxley Act of 2002
32.1, 32.2	Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation
101.DEF*	XBRL Taxonomy Extension Definition
101.LAB*	XBRL Taxonomy Extension Labels
101.PRE*	XBRL Taxonomy Extension Presentation

*XBRL	Information is furnished and not filed or a part of a registration statement or prospectus for purpose of sections 110 or 12 of the Securities Act of 1933, as amended is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject pt liability under these sections.

After review of this response letter, we look forward to your guidance on amendment to our 10-K for fiscal year ended November 30, 2014.

The Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:/s/ Geraldine Conn

Geraldine Conn.,

Chief Financial Officer